August 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Marian Graham, Esq. and Jeff Cauten, Esq.

Genius Group Limited

Amendment No. 4 to Registration Statement on Form F-1

Filed July 24, 2024

File No. 333-279795

Gentlepersons:

We have received a letter dated August 6, 2024 (the “Letter”) from the staff of the Securities and Exchange Commission (the “SEC” and, the staff of the SEC, the “Staff”) to my direction, as Chief Executive Officer of Genius Group Limited (the “Company”), relating to the Amendment No. 4 to the Company’s Registration Statement on Form F-1 filed by the Company on July 24, 2024 (the “Registration Statement”). The Staff’s comments from the Letter are included below in bold type for convenience of reference, which is followed by the Company’s response thereto.

Amendment No. 4 to Registration Statement on Form F-1

Summary Combined Unaudited Pro Forma Financial Data and Audited Consolidated Financial Data, page S-11

1.	We note from your revised disclosures on page S-11 to your July 10, 2024 Form F-1/A, as part of the FatBrain acquisition, you assumed approximately $15.0 million in additional liabilities. Please revise pro forma adjustment 4b to disclose the terms of the loan payable. Also, revise to include an adjustment to your pro forma profit and loss statements to reflect the additional interest expense related to such loan.

Response:

We have updated and elaborated on the liability of $15 million on page S-11 under pro forma adjustment 5b to disclose the following.

The $15 million is broken down as follows:

Seller vendor accounts payable acquired by Genius Group Limited	137,776

Balance of purchase price still payable to seller. Amounts are a loan that is non-interest bearing and due on demand. Genius Group Ltd anticipates paying off loan –
Tranche 1 within next 6 months	11,862,224
Tranche 2 within next 15 months	3,000,000

Total	15,000,000

Given the loan is non-interest bearing, there is no interest expense reflected on the pro forma profit and loss statement.

FatBrain AI Financials, page S-12

2.	We note the revised disclosures provided in response to comment 2 of your July 10, 2024 letter. Please explain, in detail, LZG’s role in the FatBrain acquisition. Provide the details of any transactions between and among, LZG, Genius Group and Prime Source Group, including the date of each transaction. In addition, according to Exhibit 2.22, it appears that Genius Group acquired the assets of LZG and the exhibit refers to financial statements of both LZG and each of the five subsidiaries of Primesource. Please explain further how you determined the financial statements of LZG were not required as part of this transaction and the specific guidance your relied upon.

Response:

We have updated and elaborated to add additional clarity on page S-9 to disclose the following.

LZG International Inc (LZGI), a publicly held company with no prior connection with Genius Group Ltd., acquired Prime Source Group, which included its five operating entities, in June 2022 through its affiliate FB PrimeSource Acquisition LLC (FB). At the time, the five operating entities represented the only assets of FB. Subsequently and close to the Acquisition date, LZGI transferred intellectual property and certain liabilities to FB.

In March 2024, Genius Group Ltd. acquired FB, which included the aforementioned five entities and the additional intellectual property and liabilities LZGI transferred to FB.

After the transaction, LZGI continues as a separate fully operational entity with the remainder of its assets and liabilities.

Exhibits

3.	Tell us why you have provided the financial statements included in Exhibit 21.C. To the extent you believe these financial statements are required, revise to include a consent from Moore Kazakhstan as to the inclusion of their opinion related to such financial statements. Alternatively, revise to remove this exhibit.

Response: The financial statements were included in the prior submission in response to a request for information per your previous letter. To the extent that the original comment has been resolved, we respectfully are removing the financial statements in our current response.

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the Registration Statement or the above response, please contact the undersigned at roger@geniusgroup.net and the Company’s U.S. counsel, Jolie Kahn, at (516) 217-6379 or joliekahnlaw@sbcglobal.net.

Sincerely,

/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

cc:Jolie Kahn